Craig P. Omtvedt
Senior Vice President and Chief Financial Officer

November 24, 2008

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance, Mail Stop 7010

United States Securities and Exchange Commission

Washington, DC 20549-7010

Re:	Fortune Brands, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the period ended June 30, 2008
File No. 1-9076

Dear Mr. Decker:

We have reviewed the comments and recommendations you provided in your letter dated October 31, 2008. We appreciate your comments and as requested will reflect in our future filings the changes outlined herein, and we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At your request, we are also filing this document via EDGAR.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Where our responses include additional or revised disclosures, we have shown or described what the revision will look like and we will incorporate such disclosures in future filings.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

Consolidated Statements of Income, page 4

2.	Your disclosures on page 31 indicate that you recorded a $25.1 million write-down of your investment in Maxxium in the other expense (income), net line item. Please disclose which statement of income line item includes your income from equity method investments, including your investment in Maxxium. If the income from your equity method investment in Maxxium and the write-down of your investment in Maxxium are not recorded in the same line item, please tell us how you determined it was appropriate to report these amounts in two different line items.

Response:

The Company has two equity method investments — Maxxium and Future Brands. These joint ventures are included in our Spirits segment but serve significantly different purposes.

Maxxium is a four-party joint venture that distributes certain spirits brands in select markets outside the U.S. The Maxxium partners appoint the Board of Directors of Maxxium, which oversees a management team responsible for day-to-day operations. In addition to distributing the brands of the partners, Maxxium distributes and generates revenue by distributing the brands of other companies. Initially, earnings from our equity investment in Maxxium were recorded in Net Sales, and given the immaterial amounts (less than 0.5% of net sales), we continued to record the equity pickup in Net Sales. The amounts reported in Net Sales were $7 million, $9 million and $6 million for the years ended December 31, 2007, 2006 and 2005, respectively, and $0 for the six months ended June 30, 2008. We accept that these amounts are more appropriately classified in Other income (expense), and prospectively, will classify earnings or losses from our investment in Maxxium as a component of Other income (expense). Due to the departure of two of the 25% shareholders of Maxxium in first quarter of 2009, the Maxxium joint venture will be wound down over the next six months. Impairment charges recorded during 2008 associated with the winding down of Maxxium, because of their material nature, were appropriately recorded in Other income (expense).

In contrast to Maxxium, our predominant motivation for the Future Brands joint venture was U.S. distribution cost sharing with Vin & Sprit (V&S), our only joint venture partner. Since its inception, Future Brands has been the sole agent for selling 100% of the spirits products of V&S and ourselves in the U.S. Future Brands has not been the agent for sales of any third party brands. The Company paid a selling commission to Future Brands for all product sales in the U.S. and classified these expenses as a component of advertising, selling, general and administrative expenses (“ASG&A”). We viewed earnings from our equity investment in Future Brands as a true-up of our commission expense and classified this income within ASG&A. The Future Brands equity earnings included in ASG&A were $21 million, $20 million and

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

$20 million in the years ended December 31, 2007, 2006 and 2005, respectively, and $6 million in the six months ended June 30, 2008. The gross commissions paid by the Company to Future Brands included in ASG&A were $81 million, $80 million and $63 million in the years ended December 31, 2007, 2006 and 2005, respectively, and $38 million in the six months ended June 30, 2008. In determining our classification, we considered the guidance in Regulation S-X Rule 5.03 which states that, in certain circumstances, classification of equity earnings in a manner other than outlined by the rule may be appropriate. For this reason, and based on the intent of the joint venture, we believe our classification within ASG&A was most appropriate and representative of the intent of the joint venture as a cost-sharing initiative. On September 30, 2008 Future Brands became a wholly owned subsidiary and is now consolidated. Therefore future results will not include equity earnings from Future Brands as 100% of its results are consolidated. We will revise our Related Parties note (pages 67-68 in the 2007 10-K) in future filings to disclose where in the income statement earnings from the Future Brands equity investment were recorded prior to consolidation.

Management’s Discussion and Analysis

Results of Operations, page 24

3.	You provide quantification of certain factors which contribute to material fluctuations. Please try to quantify the impact of each significant factor when multiple factors contribute to material fluctuations. For example, in your discussion of net sales of the Spirits business for 2007 compared to 2006, you state that the increase was due to mix shift toward higher priced premium brands, favorable foreign exchange, growth in international markets and select price increases on premium spirits brands. Please also quantify the impact associated with the change in the product mix sold, growth in international markets, and price increases. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K.

Response:

We disclose certain factors in narrative form, including factors that are not quantifiable with precision, to enhance the qualitative perspective of our disclosure. We will add quantification of material fluctuations in sales and operating income to enhance the understanding of significant changes in operating segment results. In future filings, we will quantify, when material, the impact of fluctuations such as foreign exchange, shipments, changes in mix and price, and regional impacts.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

Liquidity and Capital Resources, page 35

4.	For each significant debt agreement, please disclose the terms of the most stringent debt covenants. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods, including the failure to make timely payments under the agreement or other material indebtedness, the failure to satisfy covenants, and specified events of bankruptcy and insolvency. Please provide a tabular presentation of any significant specific computations used to arrive at the actual ratios with corresponding reconciliations to U.S. GAAP amounts, if necessary.

Response:

As of November 1, 2008, we have two existing credit agreements: a $2.0 billion 5-year revolving credit facility which matures October 2010 and a $400 million 3-year term loan which matures October 2011. Both facilities include a minimum consolidated EBITDA to consolidated interest expense (as defined in the credit agreements) coverage ratio covenant of 3.5 to 1.0. This is the only financial covenant in these agreements. At September 30, 2008, the actual ratio measured 5.8 to 1.0. At December 31, 2007, the actual ratio measured 5.5 to 1.0. In our September 30, 2008 10-Q (page 47), we added the disclosure: “Both of these credit facilities include a minimum consolidated EBITDA to consolidated interest expense (as defined in the credit agreements) coverage ratio covenant of 3.5 to 1.0. At September 30, 2008 and December 31, 2007, we exceeded this ratio by a wide margin.” We believe this incremental disclosure is adequate given that there is only one financial covenant, that we are currently in compliance with the covenant, and that we expect to comply with the covenant in the future. Our other outstanding debt, consisting of notes payable and debentures, have no financial covenants.

In our debt agreements, there are normal and customary events of default which would permit the lenders of any debt agreement to accelerate the debt if not cured within applicable grace periods, such as failure to pay principal or interest when due or a change in control of the Company. We currently believe that it is unlikely that any of these events of default will occur. In future filings, we will include this disclosure in the Liquidity and Capital Resources section of MD&A and the debt note to the financial statements.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

Financial Statements

Consolidated Statement of Income, page 49

5.	Please disclose the line item(s) in which you include depreciation and amortization aside from the amortization of intangibles line item. Please also disclose the amounts included in each line item for each period presented. If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation on the face of your statement of income and throughout the filing to comply with SAB Topic 7:D and 11:B, as well as Item 10(e) of Regulation S-K.

Response:

Depreciation is classified on the statement of income in either cost of products sold or advertising, selling, general and administrative expense based on the nature of the related asset. Amortization of intangible assets is classified separately on its own line of the statement of income, as these amortizable intangible assets primarily consist of tradenames and customer relationships. We believe our current classification of depreciation and amortization complies with SAB Topic 7:D and 11:B, as well as Item 10(e) of Regulation S-K. We do not believe that this information would be material to investors.

Consolidated Statement of Stockholders’ Equity, page 53

6.	Please also present the number of shares of common stock, the number of shares held in treasury stock, and the number of shares of convertible preferred stock in your statement of stockholders’ equity. For example, you could include separate columns for each of the above to clearly show the number of shares as of each balance sheet date as well as the impact of each transaction on the number of shares.

Response:

The number of shares of convertible preferred stock as of the balance sheet dates and the annual activity are included in Note 9 (page 71). We will add a tabular disclosure on the share activity for common stock and treasury stock to the note on Capital Stock in future 10-K filings. The intended disclosure is shown below:

	Common Shares		Treasury Shares
	2007	2006	2007	2006
Balance at the beginning of the year	151,909,241	146,290,063	82,968,295	83,279,961
Preferred stock conversion to common stock	116,291	66,411	(116,291)	(66,411)
Stock plan shares issued	1,892,879	1,503,534	(1,892,879)	(1,503,534)
Shares surrendered by optionees	(4,911)	(11,160)	4,911	11,160
Shares related to an acquisition	—	4,060,393	—	1,247,119

Balance at the end of the year	153,913,500	151,909,241	80,964,036	82,968,295

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

Notes to Financial Statements

Note 1. Significant Accounting Policies, page 55

General

7.	Please disclose the types of expenses that you include in the cost of products sold line item and the types of expenses that you include in the advertising, selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of products sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from costs of products sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•

in MD&A that your gross profit amounts, which are disclosed in the five-year consolidated selected financial data provided on page 23 as well as in your quarterly financial data provided on page 31, may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of products sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as advertising, selling, general and administrative expenses.

Response:

We will expand our disclosures to describe the types of expenses included in the cost of products sold and ASG&A lines. We will move the disclosure of the amounts of shipping and handling costs included in ASG&A in Note 1 on Significant Accounting Policies (page 58). Below is the intended revision to disclosure in Note 1 on Significant Accounting Policies (marked in italics).

Cost of Products Sold

Cost of products sold includes all costs to make products saleable, such as inbound freight, purchasing and receiving costs, inspection costs, and internal transfer costs.

Advertising, Selling, General and Administrative Expenses

Advertising, selling, general and administrative expenses include advertising; marketing; selling, including commissions; research and development; shipping and handling, including warehousing costs; and general and administrative expenses. Shipping and handling costs included in advertising, selling, general and administrative expenses were $224.7 million, $257.3 million and $219.4 million for 2007, 2006 and 2005, respectively.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

8.	Please address the above comments in your interim filings as well.

Response:

Where our responses above contemplate additional or revised disclosures in future 10-K filings, and such additional or revised disclosures are also applicable to interim filings, we will incorporate such disclosures.

Management’s Discussion and Analysis, page 28

9.	You state that the 13% decrease in net sales of the Home and Hardware segment during the six months ended June 30, 2008 compared to the six months ended June 30, 2007 was primarily attributable to the downturn in the U.S. home products market, as well as the slowing of the U.S. economy as home values have fallen and fuel prices have increased. You also state that during the second quarter of 2008 you recorded pre-tax intangible asset impairment charges in the Home and Hardware segment primarily due to the impact of the worse than anticipated decline in the U.S. home products market in the current year and the expectation of a slower than previously anticipated recovery in new home construction. We urge you to find ways to provide additional quantitative disclosures that conveys to investors the current and ongoing risks related to the recoverability of your assets related to the Home and Hardware segment as well as the risk that additional charges may need to be recorded. In addition, we urge you to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. You should consider providing additional quantitative disclosures related to each type of potential charge, including impairment charges related to inventories, intangible assets, and goodwill as well as restructuring charges.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

Response:

The disclosure shown below was added to our September 30, 2008 10-Q (page 39) to explain the magnitude of our Home and Hardware segment total long-lived assets, including goodwill and indefinite-lived intangibles, that are subject to impairment testing and the many variables considered in our cash flow projections that are the basis for our fair value projections. These disclosures are in addition to the Critical Accounting Policies disclosures that were made in our 2007
10-K.

Our evaluation of impairment begins with assessing longer-term broad market trends. This trend data primarily consists of external forecasts of the new construction and repair & remodel markets. We combine this trend data with point-in-time estimates of current realities such as competitor behavior, commodity costs, the mix of products sales, and the pricing environment.

With regard to quantitative disclosures, given the sheer number of variables and their lack of interdependence, we cannot provide a reliable sensitivity quantification or forecast of possible future impairments. We further believe attempting to estimate future impairments through a quantitative disclosure, such as a single variable sensitivity analysis, would be unreliable and misleading. We believe the current disclosures in our third quarter 2008 10-Q filing set forth below properly communicate to our investors the near term risk of impairment charges.

“At September 30, 2008, the Company had long-lived assets in its Home and Hardware segment that totaled $3,446.9 million, including goodwill and indefinite-lived tradenames of $1,631.8 million and $753.0 million, respectively. While we are confident in the long-term growth and return prospects for this segment, generally accepted accounting principles require us to assess the impairment of goodwill and indefinite-lived tradenames based upon their current fair values, which are significantly impacted by current global economic conditions and the current state of our U.S. home products market. Key to recoverability of our long-lived assets is our forecast of the depth and duration of the U.S. home products market downturn, and its impact on future revenues, operating margins and cash flows. Our projection for the U.S. home products market and global economic conditions is inherently subject to a number of uncertain factors, such as the depth and duration of the global economic slowdown, as well as U.S. changes in home prices, unsold homes inventory levels, credit availability and borrowing rates, unemployment levels, and overall consumer confidence. In addition, as we continue to respond to the downturn in the U.S. home products market, our restructuring initiatives to reduce manufacturing capacity and administrative costs, and exit lower return product lines may result in impairments of assets. In the near term, as we

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

monitor the above factors, it is possible we may change the revenue and cash flow projections of our Home and Hardware segment, which may require the recording of long-lived asset impairment charges in accordance with the provisions of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” and Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.””

Liquidity and Capital Resources, page 43

10.	We remind you that Items 303(a)(1) and (2) of Regulation S-K state that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the U.S. home products market which you have discussed elsewhere, we urge you to expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

Response:

In our September 30, 2008 10-Q filing (page 48, and attached excerpt in Appendix A), we have significantly expanded our disclosures with regard to liquidity and capital resources to address both the conditions in the global economy and the U.S. home products market. Our disclosures were expanded to include additional discussion of our existing credit facilities, customer credit risk, insurance risk, and pension plan investment risk.

Financial Statements

Notes to Financial Statements

Note 4. Goodwill and Other Intangible Assets, page 11

11.	In the second quarter of 2008, you revised your full year operating income and cash flow expectations and revised your long-term forecast of the U.S. home products market. You also stated that your discounted future cash flows changed significantly from year-end 2007 primarily due to a reduction of current year forecasted revenues and cash flows compared to your original plan and the shifting of cash flow growth beyond 2008 into later years. We urge you to provide additional disclosures regarding how you perform your impairment analysis of goodwill and other intangible assets as well as how you determine the amount of impairment to record. Please address the following:

a.	Please disclose how you determine your reporting units for purposes of testing goodwill for impairment pursuant to paragraph 18 of SFAS 142, with specific reference to the Home and Hardware business;

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

b.	Please disclose significant estimates and assumptions used in your estimated future cash flows to determine fair value in your impairment analysis. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others. For example, please disclose when your projections assume an improvement in market conditions;

c.	You indicate that the significant estimates and assumptions that changed since your prior analysis was your current year forecasted revenues and cash flows and the shifting of cash flow growth. We encourage you to continue to discuss significant estimates and assumptions which have changed. We also encourage you to further disclose the reasons for the change and to provide additional quantitative disclosures to help explain the impact of the changes; and

d.	In regards to your forecasted revenues and cash flows, please disclose which periods the forecasted revenues and cash flows were changed for and how you determined how much the estimates should be changed.

Response:

a.	We currently disclose in our critical accounting policies that a reporting unit may be either an operating segment or a component of an operating segment that constitutes a business. Our Home and Hardware segment is a single operating segment (as such term is defined by SFAS 131). In this segment, our reporting units are components one level below the operating segment. These components generally correspond to our major products lines and related brands (e.g. MasterBrand Cabinets, Moen faucets, Therma-Tru doors). We will clarify this in future filings. Below is the intended revision to the footnote (marked in italics) in our June 30, 2008 10-Q. We will include this disclosure in our 2008 10-K and make similar clarifications to our critical accounting policy disclosure.

b.	We have added the disclosures you requested to clarify the significant estimates and assumptions used in our estimation of reporting unit fair values within our Home and Hardware segment. Below is the intended revision to the footnote (marked in italics) in our June 30, 2008 10-Q. We will include this disclosure in our 2008 10-K.

c.	We have added disclosure to further clarify that changes in our forecast of the U.S. home products market triggered our impairment charges and the reasons why we changed our market forecast. Below is the intended revision to the footnote (marked in italics) in our second quarter 10-Q. We will include similar disclosure in our 2008 10-K.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

d.	We have clarified our existing disclosure with regard to the periods the forecasted revenues and cash flows were changed and the basis for such changes. Below is the intended revision to the footnote (marked in italics) in our second quarter 10-Q (page 12). We will include this disclosure in our 2008 10-K.

“In the second quarter of 2008, the Company revised its full year operating income and cash flow expectations and revised its long-term forecast of the U.S. home products market. The Company forecasts the U.S. home products market in two portions: the new home construction portion and the repair/remodel portion. Primarily due to the impact of a worse than anticipated decline in the U.S. home products market on financial results, the Company concluded it was necessary to conduct an interim goodwill impairment test of two reporting units most significantly impacted by new home construction and most recently acquired (newer historical carrying values), principally the Therma-Tru door and Simonton window brands. In the Home & Hardware segment, the reporting units are components one level below the Home and Hardware operating segment that generally correspond to our major product lines and related brands. Based on the results of the testing, the Company recorded pre-tax goodwill impairment charges of $288.9 million (both before and after tax), predominantly related to its Therma-Tru door reporting unit. For each reporting unit, the impairment charge was measured as the excess of the implied fair value of the goodwill over its carrying value. The implied fair value of goodwill was estimated based on a hypothetical allocation of each reporting unit’s fair value to all of its underlying assets and liabilities in accordance with the requirements of SFAS 142. Consistent with historical practice, the Company estimates the fair value of a reporting unit based on an estimate of future cash flows discounted at a market participant derived weighted average cost of capital. The significant estimates and assumptions we use in estimating future cash flows of our Home and Hardware reporting units are based upon our view of longer-term broad market trends and company specific point-in-time factors. To evaluate broad market trends, we review data that includes external forecasts of the U.S. home products markets (both the new construction and repair & remodel portions of the market). We combine this trend data with point-in-time estimates of current realities, including competitor behavior, the mix of products sales, commodity costs, wage rates, the level of manufacturing capacity, and the pricing environment. In addition, our estimates of fair value are impacted by our estimates of the market participant derived weighted average cost of capital. The changes to fair value in our reporting units that triggered impairment charges were primarily attributable to changes in our assumptions with regard to the decline of U.S. home products market in 2008 and the timing of its recovery over the next three to five years, and its impact on future revenues, operating margins and cash flows. We changed our market assumptions based on the deterioration in actual market conditions we experienced in the first half of 2008 which negatively impacted our

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

performance versus our original 2008 plan. Given the current economic conditions in the U.S., our assumptions with regard to both the U.S. home products market and reporting unit specific factors noted may change in the near term. Our estimate of discounted future cash flows decreased significantly from year-end 2007 primarily due to a reduction of current year forecasted revenues and cash flows compared to our original plan (which results in projecting future revenue and cash flow growth off of a significantly lower base) and the shifting of cash flow growth beyond 2008 into later years. Our cash flow projections assumed a significant recovery in our revenue and cash flows would not occur until after 2009.”

* * * *

Please telephone me at (847) 484-4500 or, in my absence, Mark Roche, Senior Vice President, General Counsel and Secretary, at (847) 484-4440, if you require additional information or wish to comment further orally. If you wish to comment in writing, please send such comment to me by facsimile at (847) 484-4492.

Very truly yours,

/s/ Craig P. Omtvedt
Craig P. Omtvedt
Senior Vice President and Chief Financial Officer

cc: Nudrat Salik

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

Appendix A (to Response #10)

Excerpt from September 30, 2008 Form 10-Q (page 46-48)

LIQUIDITY AND CAPITAL RESOURCES

The global credit crisis has worsened in recent months. In addition, the recent volatility in capital and credit markets may continue and heighten risks in the near term. We believe, however, that we have sufficient liquidity to fund our operations for the foreseeable future.

Liquidity

Our primary liquidity needs are to support working capital requirements, fund capital expenditures, service indebtedness and pay dividends, as well as finance acquisitions and share repurchases when deemed appropriate. Our principal sources of liquidity are cash flows from operating activities, borrowings under our credit agreements and long-term notes. Our operating income is generated by our subsidiaries. There are no restrictions on the ability of our subsidiaries to pay dividends or make other distributions to Fortune Brands. We periodically review our portfolio of brands and evaluate strategic options to increase shareholder value. We cannot predict whether or when we may enter into an acquisition, disposition, joint venture or other strategic options, or what impact any such transaction could have on our results of operations, cash flows or financial condition, whether as a result of the issuance of debt or equity securities, or otherwise.

Cash Flows

Net cash provided by operating activities was $629.3 million for the nine months ended September 30, 2008 compared to $503.0 million for the same nine-month period last year. The increase in cash provided of $126.3 million was principally due to income from termination of the Spirits U.S. distribution agreement ($230.0 million pretax). Net cash provided by operating activities was unfavorably impacted by an increase in inventories of maturing spirits in the Spirits business in 2008 compared to 2007, as well as $17.8 million of taxes paid related to the 2007 sale of the U.S. Wine business.

Net cash used for investing activities for the nine months ended September 30, 2008 was $199.0 million, compared to cash received of $0.1 million in the same nine-month period last year. The increase in cash used of $199.1 million was primarily due to the acquisition of the Cruzan Rum business ($100.0 million), as well as the absence of the 2007 proceeds from the divestiture of William Hill and Canyon Road wine brands and assets ($60.3 million) and Spain tax payments from Pernod Ricard ($99.3 million, paid to the tax authorities in the fourth quarter). Cash used for investing activities benefited from lower capital spending this year, primarily in the Spirits and Home & Hardware businesses ($54.6 million in total).

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

Net cash used by financing activities for the nine months ended September 30, 2008 was $456.5 million, compared with $430.6 million in the same nine-month period last year. The increase of $25.9 million was primarily due to the redemption of the 10% minority interest in the Spirits business ($455.0 million) and share repurchases ($278.6 million), principally offset by a net increase in debt ($778.6 million).

Capitalization

Total debt increased $426.0 million during the nine-month period ended September 30, 2008 to $4.8 billion. The ratio of total debt to total capital increased to 45.8% at September 30, 2008 from 41.2% at December 31, 2007 primarily due to the repurchase of the minority interest in the Spirits business and our common share repurchase activity.

We have a $2.0 billion, 5-year committed revolving credit agreement, which matures in 2010. As of September 30, 2008, we had a $500 million, 364-day committed revolving credit agreement which expired in October 2008 and was not renewed. There were no amounts outstanding under these credit agreements as of September 30, 2008. In October 2008, we executed a $400 million, 3-year term loan agreement with various banks, which matures in October 2011, which may be used to repay a €300 million note due January 31, 2009. The interest rates under the agreement are variable based on U.S. LIBOR at the time of the borrowing and the Company’s long-term credit rating. Commitment fees of 0.15% per annum are subject to increases up to maximum fees of 0.20% per annum in the event our long-term debt rating falls below specified levels. The facility may be drawn through the commitment period ending January 31, 2009. Our credit facilities are for general corporate purposes including support of the Company’s commercial paper borrowings in the commercial paper market. Both of these credit facilities include a minimum consolidated EBITDA to consolidated interest expense ratio (as the ratio is defined in the credit facilities) of 3.5 to 1.0. At September 30, 2008 and December 31, 2007, we exceeded this ratio by a wide margin. No other debt instruments have required financial ratio covenants.

Our committed unused credit facilities provide sufficient liquidity to fund our current operating and financing needs. We believe all of our credit facilities are arranged with a strong and diversified group of financial institutions. As of September 30, 2008 our commercial paper borrowings totaled $859.3 million and we had no borrowings under our committed credit facilities. On October 31, 2008, our access to the commercial paper market was materially impacted by the downgrade of a short-term credit rating by one of the nationally recognized statistical rating organizations. As a result, we discontinued issuing commercial paper and intend to cover our short-term borrowing needs using our revolving credit facility. The cost of funding our short-term borrowing needs under our revolving credit agreement will not be materially different than the cost of funding in the commercial paper markets.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400

Mr. Rufus Decker

November 24, 2008

Customer Credit Risk

We routinely grant unsecured credit to customers in the normal course of business. Trade receivables total $1,060.8 million as of September 30, 2008 and are recorded at their stated amount less allowances for discounts, doubtful accounts and returns. Allowances for doubtful accounts include provisions for certain customers where a risk of default has been specifically identified as well as provisions determined on a general formula basis when it is determined that some default is probable and estimable but not yet clearly associated with a specific customer. The assessment of likelihood of customer default is based on a variety of factors, including the length of time the receivables are past due, the historical collection experience and existing economic conditions. In accordance with our policy, our allowance for discounts, doubtful accounts and returns was $55.8 million as of September 30, 2008. The current conditions in the global credit markets may reduce our customers’ ability to access sufficient liquidity and capital to fund their operations and make our estimation of customer defaults inherently uncertain. While we believe current allowances for doubtful accounts are adequate, it is possible that the adverse impact of the U.S. housing downturn and the global credit crisis may cause significantly higher levels of customer defaults.

Counterparty Risk

The counterparties to derivative contracts are major financial institutions. Although our theoretical risk is the replacement cost at the then estimated fair value of these instruments, we believe that the risk of incurring losses is unlikely and that the losses, if any, would be immaterial. The fair value of derivative assets at September 30, 2008 was $31.6 million. The estimated fair value of derivative contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices.

Insured Risks

We review our exposure to insurance risk and believe that there are no material changes related to the availability and cost of liability, property, casualty, and other forms of insurance. We continue to monitor closely events and the ratings for insurance companies associated with its insurance programs.

Pension Plan Investments

We sponsor defined benefit pension plans that are partially funded by a portfolio of investments maintained within benefit plan trusts. The year-to-date actual rate of return on the investments within our major employee benefit plan trusts is approximately negative 20-25% as of October 31, 2008 compared to the expected rate of annual return of 8.3% that is assumed in the determination of pension expense. Benefit plan assets and obligations are remeasured annually and the Company uses a December 31 measurement date for their plans. Declines in plan assets may result in an increase to the plans’ underfunded status and a decrease in shareholders’ equity upon remeasurement as of December 31, 2008. A decrease in the value of plan assets may also increase pension expense in 2009 and future years and may increase the level of required funding by the Company in future periods.

Fortune Brands, Inc. 520 Lake Cook Road, Deerfield, IL 60015 Tel: 847 484-4400